

March 11, 2020

Weng Kung Wong
Chief Financial Officer
Prime Global Capital Group Incorporated
E-5-2 Megan Avenue 1, Block E
Jalan Tun Razak
50400 Kuala Lumpur, Malaysia

> **Re: Prime Global Capital Group Incorporated**
> **Form 10-K for the fiscal year ended October 31, 2019**
> **Filed February 3, 2020**
> **File No. 000-54288**

Dear Mr. Wong:

We have reviewed your March 11, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to our prior comment is to our comment in our March 5, 2020 letter.

FORM 10-K FOR THE YEAR ENDED OCTOBER 31, 2019

Report Of Independent Registered Public Accounting Firm, page F-1

1. We note your response to our prior comment number two. However, the revised audit opinion included as Exhibit A does not address internal control over financial reporting as required by paragraphs 59 and 60 of PCAOB Auditing Standard 3105. Please request a revised audit opinion from your independent registered public accounting firm that contains the required language concerning internal control over financial reporting and revise your filing to include such conforming audit opinion.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or Wilson K. Lee, Senior Staff Accountant, at 202-551-3468 if you have questions regarding our comment on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction